UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42759

Cre8 Enterprise Limited

(Translation of registrant’s name into English)

1/F, China Building
29 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On July 28, 2025, American Trust Investment Services, Inc., as the representative  (the “Representative”) of the underwriters in the initial public offering of Cre8 Enterprise Limited (the “Company”), exercised its over-allotment option (the “Over-allotment Option”) in full to purchase an additional 217,500 Class A Ordinary Shares of the Company (the “Additional Shares”) at the public offering price of US$4.00 per share. The closing for the sale of the Additional Shares took place on July 30, 2025.

The Company received US$870,000 in gross proceeds from the full exercise of the Over-allotment Option, before deducting underwriting discounts and other related expenses. As a result, the gross proceeds of the Company’s initial public offering totaled US$6.67 million, before deducting underwriting discounts and other related expenses.

A copy of the press release announcing the full exercise of the Over-allotment Option is attached as Exhibit 99.1 and incorporated herein by reference. This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press Release dated July 30, 2025, announcing the full exercise of the over-allotment option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2025	Cre8 Enterprise Limited

	By:	/s/ Sze Ting CHO
	Name:	Sze Ting CHO
	Title:	Chief Executive Officer and Chairman of the Board

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